IRREVOCABLE INSTALLMENT PAYMENT
                     LETTER OF GUARANTEE N.O. KDB-CW-960112



                                       December 26, 1996


Golden State Petro (IOM I-B) PLC
c/o Cambridge Petroleum Transport Corporation
65 East 55th Street
Suite 3300
New York, New York 10022


Dear Sirs:

On behalf of The Korea Development Bank ("We" or the "Bank"), Seoul, Republic of Korea, we hereby open our Irrevocable Installment Payment Letter of Guarantee No. KDB-CW-960112 (hereinafter called the "Guarantee") in favor of Golden State Petro (IOM I-B) PLC and its assignee (hereinafter called the "Buyer") for account of Samsung Heavy Industries Co., Ltd. and Samsung Corporation (hereinafter collectively called the "Builder") in connection with payments to be made by the Buyer to the Builder pursuant to the Shipbuilding Contract dated the 24th day of December, 1996, as amended, supplemented or otherwise modified from time to time (hereinafter called the "Contract") made by and between the Buyer and the Builder for the construction of one (1) single screw diesel drive Crude Oil Double Hull Tank Vessel having Builder's Hull No. 1229 (hereinafter called the "Vessel") which is available as follows:

We hereby irrevocably guarantee the payment (and not merely the collectability of the same) to the Buyer immediately upon demand in an amount not to exceed the principal amount of sixty nine million, thirty seven thousand, nine hundred fifty two United States Dollars (US $69,037,952) together with simple interest thereon calculated at the rate of nine percent (9.0%) per annum on the basis of a 360 day year from and including the date of receipt of demand to but not including the date of remittance by telegraphic transfer of such refund.

Subject to Buyer making installment payments in accordance with paragraph (d) of
Article VI of the Contract, the amount of this Guarantee will be automatically increased during the term of this Guarantee and shall be equal to the sum of:
(i) the amount set forth on Schedule 1 hereto calculated as of the first day of the calendar month in which the date of rejection occurs; and (ii) an amount equal to the product of (X) the difference between (1) the amount set forth of
Schedule 1 hereto calculated as of the first day of the calendar month immediately succeeding the month in which the date of rejection occurs and (2) the amount set forth on Schedule 1


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hereto as of the first day of the month in which the date of rejection of the vessel under the Contract occurs and (y) a fraction the numerator of which is numeric day of the month of the date of such rejection and the denominator of which is 30 (collectively, the "Refund Amount").

Payment under this Guarantee is available at the counters of The Korea Development Bank against presentation of the Buyer's signed statement issued in the form attached hereto as Exhibit A ("Notice of Demand"). If the Notice of Demand is received by the Bank by 12:00 noon local time on a business day, the Bank shall pay the Refund Amount in immediately available funds on the same business day. If the Notice of Demand is received by the Bank after 12:00 noon local time on a business day, the Bank shall pay the Refund Amount in immediately available funds on the next succeeding business day.

This Guarantee is available for one payment only, whether for the full amount hereof or any part thereof, as may be demanded by the Buyer. In the event that the Buyer's demand is for a lesser amount than the amount of this Guarantee, the interest payable will be calculated on the amount of the Buyer's demand and not on the amount of this Guarantee.

Payment shall be made to the Buyer in United States Dollars in accordance with the payment instruction given to us by the Buyer at the time of a claim under this Guarantee. Payment effected as directed by the Buyer shall discharge our obligation to the extent of such payment.

We agree that this Guarantee shall be a continuing guarantee and (i) shall not be impaired or discharged by the granting of time or any other indulgence to the Builder, or any other forbearance (whether as to payment, time, performance, or otherwise) which might, but for this provision, have any such effect; (ii) shall not be conditioned or contingent upon the Buyer's pursuit of any remedy that it has against the Builder; and (iii) shall be unconditional irrespective of any other circumstance that might otherwise constitute a legal or equitable discharge of a surety or guarantor under applicable law, and we hereby waive any and all rights (whether by counterclaim, set off or otherwise) and defenses at law or in equity that may be available to us by reason of such circumstance.

This Guarantee shall expire and become null and void on the earlier of (i) the receipt by the Buyer of the sum guaranteed hereby; (ii) the receipt by The Korea Development Bank of a copy of the Protocol of Acceptance and Delivery of the Vessel, purportedly signed by the Buyer and the Builder and issued in the form attached hereto as Appendix B; and (iii) 5:00 p.m. New York time on the 1st day of October, 1999, in any such case this Guarantee shall be returned to us; provided, the Bank further agrees that its obligations hereunder shall continue to be effective or reinstated, as the case may be, if at any time any payment, or any part thereof, made by the Builder is rescinded or must otherwise be restored by the Buyer upon the bankruptcy or reorganization of the Buyer.

Notwithstanding the provisions hereinabove, in case we receive notification from the Buyer or the Builder confirmed by an arbitrator stating that the Buyer's claim to cancel the Contract or the Buyer's claim for refundment thereunder has been disputed and referred to arbitration in


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accordance with the provisions of the Contract, the period of validity of this
Guarantee shall be extended until thirty (30) days after the final award shall be rendered in the arbitration and a copy thereof acknowledged by the arbitrators. In such case, this Guarantee shall not be available unless and until such acknowledged copy of the final award in the Arbitration justifying the Buyer's claim is presented to us.

This Guarantee and the rights and interests hereunder may be assigned by the Buyer in whole without charge with written notice to the Bank but only if this Guarantee and the Contract are simultaneously assigned to the same assignee. The Bank may not assign this Guarantee and the Bank's rights or interests hereunder without the prior written consent of the Buyer and its assignee.


This Guarantee is governed by and enforced and construed in accordance with the laws of the State of New York, United States of America, applicable to contracts entered into and to be performed entirely within such state.



For:  The Korea Development Bank

December the 26th, 1996



By:    /s/ Young-Gil Lee                      By:    /s/ Jong-Beom Park
       --------------------                          ---------------------
Name:  Young-Gil Lee                          Name:  Jong-Beom Park
Title: Associate General Manager              Title: Assistant Manager